EXHIBIT 99.1

Bellatrix Announces $9.5 Million Complementary Asset Acquisition and Updated Commodity Risk Management Contracts

CALGARY, Alberta, Nov. 26, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces that it has entered into a definitive agreement to acquire complementary assets within its core Ferrier area of west central Alberta from POSCO Daewoo E&P Canada Corporation (“Daewoo”) for total consideration of approximately $9.5 million. Bellatrix also announces updated commodity risk management contracts.

Transaction Highlights

The acquisition includes approximately 1,250 boe/d (65% natural gas, 35% liquids) of low decline (<15%) current production and represents the consolidation of working interest ownership in existing producing wells and formation rights.  The acquisition consolidates 100% of partner assets in the area further simplifying Bellatrix’s business and long-term strategy.

The acquisition includes production volumes from 61 gross (19.6 net) producing wells and acreage originally acquired by Daewoo International Corporation and Devonian Natural Resources Private Equity Fund (“Devonian”) in 2013, and subsequently jointly developed with Bellatrix.  Total consideration of approximately $9.5 million includes $1.75 million in cash and 6.75 million shares of Bellatrix.  The transaction has an effective date of September 1, 2018.

The transaction is consistent with Bellatrix's strategy to consolidate operated production and acreage within its core area at attractive metrics.  The acquired volumes are expected to be processed through Bellatrix owned and controlled infrastructure and facilities, and as a result, the acquisition is expected to have no incremental impact on general and administrative expenses.

Details of the transaction include:

Total consideration	$9.5 million
Estimated current production	1,250 boe/d (65% natural gas, 35% liquids)
Estimated base decline rate	<15%
Estimated 2019 net operating income[1]	$3.5 million

Estimated acquisition metrics include:

Estimated current production	$7,600/boe/d
Estimated 2019 net operating income multiple	<3.0x

Note (1): Estimated 2019 net operating income based on prices of $1.66/GJ AECO and US$62.88/bbl WTI.

The asset acquisition will contribute approximately one month of volumes (based on an estimated closing date on or before November 30, 2018) to Bellatrix’s annual results or the equivalent of approximately 100 boe/d, therefore Bellatrix is not amending its 2018 full year production guidance range.

Updated Commodity Price Risk Management Protection and Market Diversification Benefits

Bellatrix’s entered into a series of market diversification contracts approximately one year ago that provide a distinct advantage and benefit from recent North American natural gas price improvement.  Bellatrix’s market diversification sales into the Dawn, Chicago and Malin markets represent approximately 55% of Bellatrix’s natural gas volumes (based on the mid-point of 2018 average production guidance). Each of these three markets has demonstrated price improvement in concert with strengthening Henry Hub prices.

Bellatrix has proactively fixed the prices on a portion of these markets to reduce the impact of commodity price volatility on our business.  As at November 26, 2018 Bellatrix has locked in fixed prices in December 2018 (approximately 30% of natural gas volumes based on current annual 2018 production guidance at a Canadian equivalent price of approximately $4.33/Mcf) and the first quarter of 2019 (approximately 20% of natural gas volumes at a Canadian equivalent price of approximately $4.20/Mcf) as follows:

Month(s)	Market	Quantity	US$/MMBtu Price	Net Cdn$/Mcf Price(1)
Dec 2018	NYMEX/Dawn/Chicago Avg.	50,000 MMBtu	US$4.59/MMBtu	$4.33/Mcf
Jan – Feb 2019	NYMEX/Dawn Avg.	30,000 MMBtu	US$4.64/MMBtu	$4.40/Mcf
Mar 2019	Malin/Dawn Avg.	30,000 MMBtu	US$4.19/MMBtu	$3.78/Mcf

Note (1): Net Canadian equivalent price is calculated as the US$ fixed price, less contracted differential, adjusted to Canadian dollars at an assumed exchange rate of $1.30 USD/CAD.

In summary, Bellatrix ’s market diversification contracts include a total of 75,000 MMBtu/d of market exposure as follows:

Product	Market	Start Date	End Date	Volume
Natural gas	Chicago	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Chicago	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Malin	February 1, 2018	October 31, 2020	15,000 MMBtu/d

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "position", "continue", "opportunity", "expect", "plan", "maintain", "estimate", "assume", "target", "believe" "forecast", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning the expected impacts of the Daewooo acquisition; the expectation that the acquired volumes will be processed through Bellatrix owned and controlled infrastructure and facilities; the expectation that the acquisition will not have any incremental impact on general and administrative expenses; expectations regarding the production declines associated with the assets; the expected closing date of the acquisition; the expected 2019 net operating income (including the components thereof) and the expected 2019 net operating income multiple associated with the assets acquired.  To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management as at the date of this press release and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, failure to meet the conditions for closing the acquisition, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and dispositions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability for all parties to satisfy all conditions for closing the acquisition; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

NON-GAAP MEASURES: Throughout this press release, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Net operating income is calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. Net operating income multiple is calculated as the purchase price of an acquisition divided by the net operating income from the related acquisition. With respect to the assets acquired from Daewoo, the net operating income multiple is calculated as follows: approximate purchase price of $9.5 million divided by 2019 forecast net operating income from such assets of $3.5 million. This non-IFRS measure is used by management to analyze the metrics of an acquisition.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding the benefits of the acquisition on Bellatrix's liquidity and its ability to generate funds to finance its operations.